UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   April, 2014

Commission File Number: 000-51747

VioSolar Inc.
 (Translation of registrant’s name into English)

Kolokotroni 2A, 17563 Paleo Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F ☑                                Form 40F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes ☐  No ☑

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Other Information

On April 16, 2014, the Board of Directors of VioSolar, Inc. (the “Company”) determined to revoke the registration of their securities and to file a Form 15 with the Securities and Exchange Commission.   The Company is ceasing operations as it has been unable to raise sufficient capital to continue.

Departure of Directors and Principal Officers

On April 16, 2014, Mr. Rick Walchuk tendered his resignation  as a  director and officer of the Company to be effective immediately upon the filing of the Form 15 with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIOSOLAR INC.
(REGISTRANT)

Date: April 17, 2014	By:	/s/ Rick Walchuk
Name: Rick Walchuk
Title: President and Chief Executive Officer